Exhibit 99.1

CollPlant Biotechnologies Signs Distribution Agreement

for its Vergenix Flowable Gel Product in the Commonwealth of Independent States (CIS)

●	CollPlant has already received first order amounting to hundreds of thousands of U.S. dollars
●	Product distribution in six CIS countries expected to increase clinical use in new patient populations
●	Recent peer-reviewed publication further substantiates excellent clinical outcomes associated with VergenixTM FG

REHOVOT, Israel, September 14, 2020 /PRNewswire/ - CollPlant (NASDAQ: CLGN) a regenerative and aesthetic medicine company, today announced that it has signed an agreement for distribution of its VergenixTM Flowable Gel (FG) product in six Commonwealth of Independent States (CIS) countries: Belarus, Kazakhstan, Georgia, Azerbaijan, Armenia and Uzbekistan.

The Company also reported that it has received the first order in an amount of hundreds of thousands of U.S. dollars. Based on deal terms, CollPlant will deliver a portion of the order immediately and the remainder over the next six months. The distributor is a Swiss-headquartered pharmaceutical group of companies and the agreement is for a five-year period.

Vergenix Flowable Gel product, a recombinant human collagen matrix for the management of acute and chronic wounds

“This distribution agreement will enable new patient populations in the CIS to benefit from VergenixTM FG use, which has also already elicited positive feedback in Europe for rapid recovery of chronic wounds,” said Yehiel Tal, CEO of CollPlant. “We are proud of the transformative potential of our recombinant human collagen platform technology that facilitates optimal treatment options for patients and remain open to additional collaborations that will bolster commercial infrastructure for VergenixTM FG as well as support for our pipeline development efforts. At the same time, we continue to strategically focus on innovative applications of our rhCollagen in medical aesthetics and 3D Bioprinting of organs and tissues. ”

VergenixTM FG is based on the Company’s rhCollagen technology and is a wound-care product designed to treat acute and chronic hard-to-heal wounds, such as diabetic ulcers, pressure sores, surgical cuts and trauma wounds. A single application of the product provides an optimized treatment for the healing process until full wound closure.

Recently, a study was published in The Diabetic Foot Journal, Vol 23 No 2 2020, by Iacopi E et al from the University Hospital in Pisa, Italy. The study demonstrated that VergenixTM FG had excellent clinical outcomes in patients with post-surgical diabetic foot wounds. VergenixTM FG has received CE marking and other regulatory approvals that allow sales and treatments in Europe, Israel and other countries.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and, we believe, are ushering in a new era in regenerative and aesthetic medicine.

Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

In January 2020, we also entered into a Joint Development Agreement with 3D Systems Corporation, or 3D Systems, pursuant to which we and 3D Systems jointly develop tissue and scaffold bioprinting processes for third party collaborators. Our industry collaboration also includes the Advanced Regenerative Manufacturing Institute, or ARMI.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the outbreak of coronavirus; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

Sophia Ononye-Onyia, PhD MPH MBA

Founder & CEO, The Sophia Consulting Firm

Tel: +1-347-851-8674
E-mail: sophia@sophiaconsultingfirm.com

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